

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2014

Via E-mail
Oliver Bialowons
President
SmartHeat, Inc.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141

> **Re: SmartHeat, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 9, 2014**
> **File No. 001-34246**

Dear Mr. Bialowons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal Number 3, page 37

Background of the Transaction, page 38

1. We note your disclosure on page 41 that the "definitive EIPA related to the proposal was negotiated and executed on October 10, 2013. . . ." Please revise your disclosure to provide a more detailed discussion of the negotiation of the material terms of the EIPA, including the "agreed upon price of 13.5 RMB" and other material terms. With respect to the consideration, please discuss how you arrived "at a minimum of $2,000,000" and whether any other amounts were considered, other than the $1.8 million amount noted. Please also expand your discussion to describe in more detail the items discussed at the board meetings regarding the Buyers' proposal and the actions taken, if any, to resolve any differences with respect to the material terms of the EIPA.

Reasons for the Stock Sale, page 41

2.   We note your disclosure in the last paragraph on page 42 that the "the Board of Directors did not ask a transaction adviser to deliver a "fairness opinion" at the time the EIPA was executed confirming that the consideration to be paid by the Buyers is fair from a financial point of view to the Company's stockholders . . . ." Please expand your disclosure to further explain how the board determined that the consideration to be paid under the EIPA was fair. For example, we note your disclosure on page 41 that "the proposal could be accepted . . . if the Buyers would offer a minimum of $2,000,000. . . ." Please explain whether the board considered any other factors other than "the approximate market value of the Company" in determining the $2,000,000 minimum price and what factors were considered in determining the "premium" resulting in an "agreed upon price of 13.5 RMB."

3.   We note disclosure on page 42 that "the EIPA provides that the Closing would occur only after completing a stalking horse auction process and cannot take place without a favorable fairness opinion delivered to the Buyers and the Company as a condition of Closing." We also note your disclosure on page 45 that "[r]eceipt by the Board of a Fairness Opinion" is a condition precedent to the "Closing of the purchase of the additional 40% of the equity interests of the Target Companies. . . ." Item 14(b)(6) of Schedule 14A requires that if an opinion relating to the transaction has been received from an outside party, and is referred to in the proxy statement, the information required by Item 1015(b) of Regulation M-A should be furnished. Please advise how you plan to present or make available the fairness opinion to your shareholders upon its completion prior to the annual meeting of the company's shareholders. Please also advise whether a copy of the fairness opinion will be included with the materials filed with the Commission. Please note that upon our review of the fairness opinion disclosure in accordance with Item 1015(b) of Regulation M-A, we may have further comments.

Financial Statements, page 49

Unaudited Pro Forma Consolidated Balance Sheet, page 50

4.   It appears to us you should remove the parentheses around the pro forma adjustments affecting accounts receivable, net, other receivables (net), prepayments and deposits, long term investment, accounts payable, accrued liabilities and other payables, and paid-in capital and add parentheses around the pro forma adjustments affecting accumulated other comprehensive income and accumulated deficit. Please also revise the related totals and subtotals accordingly.

5.   Refer to note a on page 50. Please reconcile the inter-company transactions reflected in the pro forma financial statements with the amounts disclosed in the historical financial statements of the disposed entities. Please also quantify any remaining receivables and

payables related to the disposed entities in the pro forma column and address your expectations regarding the settlement of those amounts subsequent to the disposition.

6.   Refer to note b on page 50. Please disclose how you determined the amount you recorded related to the remaining 20% interest in the disposed entities that you will continue to own. It is not clear to us how or why you believe the amount you recorded is appropriate, since, it appears to us, that you have recorded the remaining 20% interest at 27 times more than what seems to be its value based on the terms of this transaction and based on the terms of your option to require the Buyers to purchase this interest. Please clarify or revise your pro forma financial statements accordingly.

Unaudited Pro Forma Consolidated Statement of Operations for the Three Months Ended March 31, 2014, page 51 and Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2013, page 52

7.   It appears to us you should remove the parentheses around pro forma adjustments (a) for both periods presented and add parentheses around the amount representing the pro forma adjustment for the loss on sale of equity interest.

8.   Please remove the weighted average shares outstanding and loss per share information from the sales of PHE segment column. This comment applies to both periods presented.

9.   Refer to note a on pages 51 and 52. Please address your expectations regarding sales to the disposed entities subsequent to their disposition.

10.   Refer to note b on page 52. Please disclose how you determined the loss you recorded related to the disposed entities and explain to us how and why you believe this pro forma adjustment complies with Article 11 of Regulation S-X. In addition, based on the terms of your agreement to sell the disposed entities, please provide us a comprehensive analysis that addresses how you determined the assets of the disposed entities were not impaired as of December 31, 2013. It is not clear to us why you would recommend that shareholders authorize the sale of the disposed entities to related parties at what appears to be less than 3% of their net carrying value.

Historical Combined Financial Statements of Disposed Entities

11.   Please also provide unaudited financial statements and related notes for the disposed entities as of and for each of the two years ended December 31, 2013 and 2012. Please be advised that historical financial statements for the disposed entities are required for the same periods that historical financial statements for the registrant are required. If audited financial statements for the periods are available, they should be provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729, with any other questions

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Robert Newman, Esq. (*via e-mail*)
       Newman & Morrison LLP